Filed Pursuant To Rule 433
Registration No. 333-167132
September 28, 2010
SSgA’s Rochte on GLD, Gold’s Popularity and the ETF Industry: The Weekend Interview
By Janet Levaux
September 24, 2010
http://www.advisorone.com/article/ssga-s-rochte-gld-gold-s-popularity-and-etf-industry-weekend-interview?page=0,1
Anthony Rochte, senior managing director of State Street Global Advisors, which controls about 25% of the ETF market, talks about market trends
Investors continue to plow into gold,which closed short of $1,300 an ounce on Friday, as a hedge against economic uncertainty.
With weak employment, housing and other data expected to continue, some gold experts anticipate further inflows into gold and gold-related financial instruments. The CEO of miner Yamana Gold, Peter Marrone, recently compared these inflows to “a waterfall coming through a garden hose,” in an interview with Reuters.
In the ETF arena, the top-selling gold product is SPDR Gold Shares (GLD), one of 94 SPDR ETFs trading in the United States.
To discuss the still-growing popularity of GLD and other SPDRs, AdvisorOne.com spoke by phone on Thursday with Anthony Rochte, senior managing director and head of the intermediary business group of State Street Global Advisors (SSgA), which manages SPDRs from its Boston headquarters and controls about 25% of the overall ETF market.
How much growth have SPDRs, and specifically GLD, been experiencing?
As of Sept. 22, the 94 SPDR ETFs had about $203 billion in assets. And, of course, there’s great demand for GLD over the past 18 months, so it’s not a recent phenomena.
GLD has grown from $38 billion in late 2009 to $53 billion on Sept. 22, and we expect to continue to see this trend.

What do you see driving this trend?
Investors look at gold as a potential inflation hedge, which should be more important further down the road, and they look at the currency aspect of gold, which serves them as a hedge against the equity markets and against currency markets.
Today’s investors see gold as an asset class vs. an investment for tactical trading, which was the case several years ago during a period of appreciation.
For some institutions and advisor clients, gold is a static allocation within their overall commodity allocation. And these assets continue to grow.
As the dollar weakens and strengthens, gold can hedge against that movement – or movement in the equity markets. It really depends on what you think the markets are doing.
According to the Financial Research Corporation, the SPDR Gold Shares is the fifth-most-popular mutual fund in the United States so far in 2010. What makes GLD so dominant?
With more than $50 billion in assets, GLD is second-largest ETF in the world. [The SPDR S&P 500 ETF, SPY, is larger with $80 billion in assets.]
Within the ETF, we own the metal itself. It was launched late 2004. It was the first of its kind and had backing of the physical metal.
It was innovative and allowed investor to gain access and exposure to the gold market via an equity security backed by the physical metal.
About 10 to 15 years ago, smaller investors got access to gold through storage and custody fees paid for the physical metal. Institutional investors can still do this, as well as buy ETFs or use other instruments. But these are really two different markets.
For the investor-financial advisor market, GLD has helped them gain more access to gold and has helped accelerate its growth as an investment.
Some investors do both, buy the physical metal and GLD, and we hear more and more that institutions use GLD given its liquidity and the size of the portfolio, which are very attractive features.
What would you say to investors who may be concerned about an over-abundance of inflows into GLD, for instance?
GLD provides investors with very transparent, low-cost access to the gold market. It’s been very stable in bull and bear markets and reflects what the market is doing.
Gold goes through cycles like other investments do. And, like other ETFs in general, some of which have been trading for 17 yrs through several bear and bull markets, it’s been time tested.
Thus, we feel very comfortable with GLD and its value proposition for investors.

What other trends are you seeing in the sales of specific ETFs?
There’s no question that in past six months there’s been lot of demand for dividend investing, as investors look at the rates of returns, which have been lower recently vs. those of a few years ago
The SPDR S&P Dividend ETF (SDY) is one of the fast-growing SPDR ETFs with about $3 billion in assets.
What makes it unique is that it’s based on the S&P Dividend Aristocrats Index, a concentrated 50-stock index with rigorous dividend screening; for instance, a company must have a 25-year history of paying dividend and increasing them.
What about trends in the overall ETF marketplace?
Financial advisors are using ETFs to build portfolios with a buy-and-hold strategy. Institutions, such as some hedge funds, use them for both active trading, while some other institutions use them to buy and hold.
Individual investors say they are transparent, low cost, tax efficient and can trade intraday.
Yes, hedge fund can use them and so can buy-and-hold investors, and the two can peacefully co-exist in our product, whereas with mutual funds that may not be the case—and the fees also may not be as attractive.
I always say, it’s not an either-or solution. Financial advisors can use ETFs and use mutual funds when building portfolios.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.